Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated May 8, 2015

Fantex, Inc.

On May 4, 2015, CNBC broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”) and Vernon Davis, the transcript of which is attached hereto as Annex A (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014 and the Alshon Jeffery Offering was completed on March 19, 2015. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, CNBC co-host Sara Eisen references the “athlete stock exchange” and “shares of stock that are tied to pro athletes.” CNBC co-host Simon Hobbs references “Fantex’s athlete stock exchange,” “shares of stock tied to pro athletes and their earnings” and “[Vernon Davis’s] stock.” CNBC Contributor John Ford references “[investors have] stock in [Vernon Davis].” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French references “creat[ing] future cash flow streams for investors.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. French references “[our Brand Contracts allow] us to co-invest alongside [our Contract Parties] if they’re getting opportunity based on endorsement type deal.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired the right to co-invest in any individual or entity, including the right to purchase any stock or other equity interests (including membership interests and partnership interests), in which the Contract Party receives a right or opportunity to invest. A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. Hobbs references that “[Fantex] paid a dividend of a dollar and fifty cents [on Fantex Series Vernon Davis].” Mr. Davis references that “we paid three dividends since then.” Mr. French references that “[Fantex Series Vernon Davis] ex-dividend is $9.50.” The Company clarifies that it declared a dividend of $0.70 per share of Fantex Series Vernon Davis, which the Company paid on August 18, 2014 to record holders of such shares at the close of business on August 15, 2014. The Company also declared a dividend of $0.30 per share of Fantex Series Vernon Davis, which the Company paid on November 26, 2014 to record holders of such shares at the close of business on November 25, 2014. The Company also declared a dividend of $0.50 per share of Fantex Series Vernon Davis on April 16, 2015, which the Company will pay on April 28, 2015 to record holders of such shares at the close of business on April 24, 2015. A more detailed description of the Company’s dividend policy is available in the Registration Statements. The Company further clarifies that dividends are paid to holders of its Tracking Stocks by the Company. The Company further clarifies that given the current price per share of Fantex Series Vernon Davis of $8.00 and adjusting for the dividends previously paid that total $1.50 per share, the implied price per share of Fantex Series Vernon Davis is $9.50.

•                  During the Broadcast, Ms. Eisen references that “[fans are] not happy with [Vernon Davis] or his performance . . . [Fantex Series Vernon Davis stock is] down.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  During the Broadcast, Mr. French references that “people . . . see . . . [Tracking Stocks as] a security that’s non-correlated to anything in their portfolio today.” The Company clarifies that a return on investment in a Fantex Tracking Stock cannot be guaranteed and that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “would,” “intend,” “believe,” “expect,” “will” and “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	CNBC
DATE:	May 4, 2015
PROGRAM:	“Closing Bell”
SUBJECT:	Fantex

Sara Eisen, CNBC, co-host, Closing Bell:

The NFL Draft ended on Saturday, but the investment in players is just beginning Fantex is the athlete stock exchange, it’s a platform that actually allows investors to buy shares of stock that are tied to pro athletes like San Francisco 49ers star Vernon Davis, who is outside the NYSE right now, we’re going to go out there and talk to him and the CEO of Fantex on how that sports exchange is performing, whether you should actually think about including this in your portfolio.

Simon Hobbs, CNBC, co-host, Closing Bell:

And coming up in about just 10 minutes time, CNBC’s Fast Money, much more ahead from the eMerge America’s conference in Florida. Don’t miss United States Chief Technology Officer, Megan Smith, back with more Closing Bell in a just a moment.

[Commercial break]

It’s been a year since the launch of Fantex’s athlete stock exchange a platform that allows investors to buy stock…to buy shares of stock tied to pro athletes and their earnings and one of the biggest names out there, Vernon Davis tight end for the San Francisco 49ers, his stock is down two dollars since its IPO last year at $10 dollars, although shareholders have been paid a dividend of a dollar and fifty cents.

Eisen:

Well now Davis and Fantex are co-investing together in a series of Jamba Juice stores in the surrounding area of the Levi Stadium where the 49ers play. Joining us now, Buck French of Fantex, the CEO and of course San Francisco 49ers Vernon Davis, good to see you Buck, how does this…why Jamba Juice? What is this investment?

Buck French, CEO & co-founder, Fantex:

Well, part of our relationship with the athlete allows us to co-invest alongside them if they’re getting opportunity based on endorsement type deal and so Vernon had already owned a Jamba Juice store and create an opportunity we believe to create future cash flow streams for investors.

Eisen:

Let’s talk about this stock, Vernon. I have a San Francisco 49ers fanatic fan in my life and he’s not happy with you or your performance. How would you reflect on that?

Vernon Davis, tight end, San Francisco 49ers:

Whoa, excuse me, so I’m supposed to take all the heat. It’s a…

Eisen:

No, but if an investor going to invest in the stock, it’s down.

Davis:

…you know what it’s really not about the performance because you know at the end of the day the whole team, we all you know we suffered together. We suffered together you know we paid three dividends since then so we’re on track.

John Ford, CNBC, contributor, Closing Bell:

So with the rise of fantasy sports and now Fantex, more and more of the individual player, not just the team is kind of in the spotlight. How do you manage that because now not only do you have the fantasy folks saying, “oh man, you’re on my team I expect you to do x-y-z”, now people think they got stock in you in effect concerned about your financial performance. At what point, might it be too far, or do you think this is a good thing?

Davis:

I think it’s a great thing, you know it’s all about you know how can you contribute to Fantex as an individual as a player, right and Fantex they’re very poised in their decision to pick certain guys.

Evan Newmark, CNBC, contributor, Closing Bell:

Vernon, I have a question. What about your teammates, do they give you a hard time? Which of your teammates give you a hard…is Colin Kaepernick giving you a hard time about being in with Fantex? Is he okay with the Jamba Juice?

Davis:

They support me, they support me, yeah they support me, they’re all about it, they’re all about it.

Newmark:

Want to make sure there.

Eisen:

I have a question for you, Buck. What kind of investor reception have you gotten and what type of investors are betting on him?

French:

Yeah, so we focus on the retail investor it is a classic you know, people who see a whole new asset class being created you know in a security that’s non-correlated to anything in their portfolio today and you think about it, I mean Vernon ex-dividend is at $9.50 a share, we have an ownership interest in three Jamba Juices so he’s probably flat relative, but in the course of this past year it yielded from an income perspective of 15% off a $10 dollar IPO and I think that’s pretty good.

Hobbs:

You make money, you make money out if it presumably going there in the first place.

Davis:

Well they paid me $4 million dollars for 10% of my future brand income.

Eisen:

Alright, thanks for coming in, just giving you a hard time. Vernon Davis, Buck French that does it for us here on Closing Bell, let’s go to Fast Money live in Miami.

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